Rule 424(b)(3)
Registration No. 333-13534

Supplement to Prospectus Dated June 1, 2001

Dated: April 1, 2003

STATE OF ISRAEL
FOURTH LIBOR FLOATING RATE ISSUE DOLLAR BONDS

     Initial Interest Rate for the Bonds purchased during April 2003 is 2.0625%. This interest rate was calculated as follows:

Applicable LIBOR for April 2003	+	Number of basis points set by State of Israel at beginning of this monthly sales period	=	Initial Rate
1.3125%		75 Basis Points	=	2.0625%

Applicable LIBOR is then adjusted June 1, September 1, December 1 and March 1.

Bonds purchased in May 2003 will receive the rate and spread in effect for that sales period.

Effective as of April 26, 2002, IRAs (including Roth IRAs) may purchase the Fourth LIBOR Floating Rate Issue Dollar Bonds offered under this prospectus in subscriptions of $3,000 or $3,500 and may buy subsequent bonds in minimum denominations of $2,500. Individuals who have purchased at least one bond for a minimum of $5,000 (or $3,000 or $3,500 in the case of an IRA) during the twelve-month period immediately preceding the additional purchase may purchase additional bonds in minimum denominations of $2,500. Additional bonds must be registered in the same name as the bonds satisfying the minimum purchase requirement.

This prospectus is also available in electronic format on the Internet web site maintained by the Development Corporation for Israel (DCI) at www.israelbonds.com. Effective as of September 1, 2002, Customer Information Forms and Investment Forms are also available to print from the DCI web site. Customer Information Forms and Investment Forms must be printed, completed and returned to DCI, and may not be submitted electronically. Other than this prospectus in electronic format, any information on the web site relating to this offering is not part of this prospectus and has not been approved or endorsed by Israel or DCI and should not be relied upon by investors.